Filed by Symyx Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Symyx Technologies, Inc.
Commission File: 000-27765

The following is the text of an e-mail sent on June 16, 2010 by the Chief Executive Officer of Symyx Technologies, Inc. to the employees of Symyx Technologies, Inc:

Symyx Bulletin

I want to update everyone on recent events that relate to the merger approval process and related matters.  As I have explained in earlier updates, Symyx engaged with a third party bidder, now publicly disclosed as Certara Corporation, per the direction of the Symyx Board to assist Certara with diligence so they can provide a complete, revised proposal to the Symyx Board.    This due diligence and related discussions were in connection with Certara's offer to purchase Symyx at a cash price of $6.75/share.   Our Board of Directors engaged in these discussions in order to make an informed choice in determining whether Certara's offer, or the signed merger agreement with Accelrys, provides greater long-term value for our stockholders.

Yesterday, after approximately 10 days of diligence, Symyx terminated discussions with Certara.   I encourage you to review the full disclosure around our Board of Directors' decision and the reasons for it.   The disclosure is available at:
http://www.sec.gov/Archives/edgar/data/1095330/000114036110025594/form8-k.htm

To summarize one key point, our Board concluded Certara revoked its earlier offer because Certara stated it could not sustain or improve its previous offer of $6.75/share, and did not provide documentation demonstrating their proposed offer (independent of price) would be certain to close.

Our management team realizes business issues like these can be stressful and disruptive, but you can be confident they are being managed well.  I will continue to provide you with updates as appropriate.   We appreciate your understanding, as this process is necessary to determine the best financial outcome for our stockholders.  I want to assure you we are handling all these matters under systematic "rules of the road" set by Delaware law and by our merger agreement with Accelrys.

Finally, we need everyone to remain focused on their day-to-day activities of closing out Q2, and preparing for Q3 goals.  I appreciate everyone's patience and dedication.  Please stay tuned for additional updates as we approach our June 30th stockholder meeting.

Sincerely,

Isy Goldwasser

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving Accelrys and Symyx. In connection with the proposed transaction, Accelrys has filed a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Accelrys and Symyx. Investors and security holders are urged to carefully read the Registration Statement on Form S-4 and related joint proxy statement/prospectus and other documents filed with the SEC by Accelrys and Symyx because they contain important information about the proposed transaction, including with respect to risks and uncertainties that could delay or prevent the completion of the proposed merger.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.govand by directing a request when such a filing is made to Accelrys at 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, CA 95051, Attention: Corporate Secretary. Investors and security holders may obtain free copies of the documents filed with the SEC on Accelrys’s website atwww.Accelrys.com or Symyx’s website at www.Symyx.comor the SEC’s website atwww.sec.gov. Accelrys, Symyx and the irrespective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction.  Information regarding the interests of these directors and executive officers in the proposed transaction is included in the joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Accelrys is also included in Accelrys’s most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Additional information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009.